

December 14, 2021

Tim Vanderhook
Chief Executive Officer
Viant Technology Inc.
2722 Michelson Drive, Suite 100
Irvine, CA 92612

> **Re: Viant Technology Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed March 23, 2021**
> **Form 10-Q for the Quarterly Period Ended September 30, 2021**
> **Filed November 10, 2021**
> **File No. 001-40015**

Dear Mr. Vanderhook:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Selected Financial Data, page 54

1. We note that your measure of Average Contribution ex-TAC per Active Customer is calculated using the non-GAAP measures of Contribution ex-TAC. Where you present Average Revenue ex-TAC per Active Customer, please ensure that you include the related GAAP measure of average gross profit per active customer. Refer to Item 10(e)(1)(i)(A) and Item 10(e)(4)(ii) of Regulation S-K.

Factors Affecting Our Performance, page 57

2. You refer to the changes in aggregate spend as a measure of customer engagement. Please revise to include a discussion of how this metric is calculated, why it is useful to investors and how management uses this measure in managing or monitoring the performance of your business. Refer to SEC Release No. 33-10751.

Results of Operations, page 61

3. You refer to an increase of aggregate spend on your platform in both fiscal 2020 and the nine months ended September 30, 2021 when revenues decreased in the one period and increased in the other. Please revise to clarify the relevance of platform spend on revenue or include a discussion of other factors that impacted the change in revenue from period-to-period. For example, consider a quantified discussion of both the positive and negative impact certain verticals had on revenue. Also, you state that your growth is driven by adding new customers and expanded usage of your platform by your existing customers. Revise to discuss the impact on your revenue growth from new versus existing customers. We refer you to your responses to comments 15 and 3 in your December 9, 2020 and January 11, 2021 letters, respectively.

Form 10-Q for the Quarterly Period Ended September 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating and Financial Metrics, page 33

4. We note you present adjusted EBITDA as a percentage of contribution ex-TAC in the table here without presenting the comparable GAAP measure of net income as a percentage of gross profit with equal or greater prominence. Please revise. Refer to Question 102.10 of the non-GAAP C&DIs.

5. You explain in your discussion of contribution ex-TAC that this measure was previously referred to as Revenue ex-TAC in your December 31, 2020 Form 10-K. Please confirm that you will no longer reference the previous nomenclature in future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (20) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Stewart L. McDowell